SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in compliance with the provisions of the Resolution of the Brazilian Securities Commission (“CVM”) No. 44, of August 23, 2021, that, on 09/17/2021, its subsidiary Centrais Elétricas do Norte do Brasil (“Eletronorte”) entered into, in the capacity of consenting intervening party, the First Amendment to Concession Contract No. 003/2012-Aneel, signed between the Federal Government and Transnorte Energia SA and the Arbitration Commitment Term.

Transnorte Energia S.A. is a Special Purpose Entity – SPE constituted by Eletronorte, owner of 49% of the shares, and Alupar Investimentos S/A, with 51% of the shares. The purpose of this concession is the implementation and operation of the Manaus/Boa Vista Transmission Line, with two sections and 715 km in length, in the States of Amazonas and Roraima, and Equador 500 kV and Boa Vista 500/230 kV substations.

The First Amendment to the Concession Contract No. 003/2012-Aneel aimed at:

(i)	changes in the work schedule and extension of the deadline for the start of commercial operation of the enterprise to 36 (thirty-six) months after the issuance of the Environmental Installation License - LI, with the exception of the Static Compensator of Reactives at the Boa Vista Substation, which is already in commercial operation;

(ii)	increase in the Allowed Annual Revenue - RAP to BRL 329,061,673.66 (three hundred and twenty-nine million, sixty-one thousand, six hundred and seventy-three reais and sixty-six cents), updated until 03/31/ 2021 (this amount is net of PIS - Social Integration Program, PASEP - Formation of Public Servant Assets and COFINS - Social Contribution to Social Security Financing, which will be added later) to be earned for 17 (seventeen) years and 6 (six) months from the date of availability of the enterprise for commercial operation;

(iii)	the inclusion of an arbitration commitment clause that will allow for the discussion of a possible economic and financial rebalancing of Concession Contract No. 003/2012.

The Company will keep the market informed about the developments of the matter subject of this Announcement.

Rio de Janeiro, September 17, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.